# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HOLLEY INC., CIK 0001822928
CUSIP: 43538H103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2445 Nashville Road, Suite B1, Bowling Green, Kentucky (KY), 42101
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001193125-21-224484
Filed by CIK 0001251226
Persons authorized to receive notices and communications: Vincent E. Taurassi, Sentinel Capital Partners, One Vanderbilt Avenue, 53rd Floor, New York, New York (NY), 10017, (212) 688-3100

## Reporting persons
- David S. Lobel (CIK 0001251226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 41,556,961; sole dispositive power 0; shared dispositive power 41,556,961; aggregate amount beneficially owned 41,556,961 (34.7% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
- Holley Parent Holdings, LLC (CIK 0001871959): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,556,961; sole dispositive power 0; shared dispositive power 41,556,961; aggregate amount beneficially owned 41,556,961 (34.7% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
- Sentinel Partners V, L.P. (CIK 0001871535): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,556,961; sole dispositive power 0; shared dispositive power 41,556,961; aggregate amount beneficially owned 41,556,961 (34.7% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
- Sentinel Managing Company V, Inc. (CIK 0001871532): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,556,961; sole dispositive power 0; shared dispositive power 41,556,961; aggregate amount beneficially owned 41,556,961 (34.7% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
- Sentinel Capital Partners V, L.P. (CIK 0001581247): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,556,961; sole dispositive power 0; shared dispositive power 41,556,961; aggregate amount beneficially owned 41,556,961 (34.7% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
- Sentinel Capital Partners V-A, L.P. (CIK 0001581249): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,556,961; sole dispositive power 0; shared dispositive power 41,556,961; aggregate amount beneficially owned 41,556,961 (34.7% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
- Sentinel Capital Investors V, L.P. (CIK 0001581250): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 41,556,961; sole dispositive power 0; shared dispositive power 41,556,961; aggregate amount beneficially owned 41,556,961 (34.7% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
  
  Explanatory Note
  
  This Amendment No. 6 (this Amendment) amends and supplements the Schedule 13D filed on July 26, 2021 (as amended by Amendment No. 1 to the Schedule 13D (Amendment No. 1), filed on February 15, 2022, as amended by Amendment No. 2 to the Schedule 13 D (Amendment No. 2), filed on March 24, 2022 as amended by Amendment No. 3 to the Schedule 13D (Amendment No. 3), filed on April 25, 2022, as amended by Amendment No. 4 to the Schedule 13D (Amendment No. 4), filed on August 17, 2023, and as amended by Amendment No. 5 to the Schedule 13D (Amendment No. 5), filed on September 13, 2024, this Schedule 13D) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HOLLEY INC.
Address of issuer's principal executive offices: 2445 Nashville Road, Suite B1, Bowling Green, Kentucky (KY), 42101

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:
On December 16, 2024, Holley Parent Holdings, LLC, d/b/a Sentinel Holley Holdings, ("Sentinel Holley"), sold 1,743,356 shares of Common Stock for aggregate consideration of $5,230,068 to an unaffiliated third party (the "Transaction"). Sentinel Holley is an entity ultimately controlled by Sentinel Capital Partners, LLC that was formed to hold the investment by its affiliated funds and certain other investors in the Issuer. The Issuer did not sell or receive shares or receive any consideration in connection with the Transaction, and the Transaction did not create any new shares of Common Stock or change the number of shares of outstanding Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Item 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, the Reporting Persons each beneficially own 41,556,961 shares of Common Stock, representing approximately 34.7% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by each Reporting Person is based on 119,842,447 shares of Common Stock issued and outstanding as of December 16, 2024, as reported by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item (5)(a) of this Schedule 13D is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except for the Transaction as reported herein, neither the Reporting Persons nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- David S. Lobel: /s/ Vincent Taurassi, Attorney-In-Fact, For David S. Lobel (12/18/2024)
- Holley Parent Holdings, LLC: /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (12/18/2024)
- Sentinel Partners V, L.P.: By: Sentinel Managing Company V, Inc. its general partner, /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (12/18/2024)
- Sentinel Managing Company V, Inc.: /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (12/18/2024)
- Sentinel Capital Partners V, L.P.: By: Sentinel Partners V, L.P. its general partner, By: Sentinel Managing Company V, Inc. its general partner, /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (12/18/2024)
- Sentinel Capital Partners V-A, L.P.: By: Sentinel Partners V, L.P. its general partner, By: Sentinel Managing Company V, Inc. its general partner, /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (12/18/2024)
- Sentinel Capital Investors V, L.P.: By: Sentinel Partners V, L.P. its general partner, By: Sentinel Managing Company V, Inc. its general partner, /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (12/18/2024)